UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.
Name of issuer or person filing ("Filer"):

CP SHIPS LIMITED
B.
This is [check one]:

        ☒ an original filing for the Filer.

        ☐ an amended filing for the Filer.

C.
Identify the filing in conjunction with which this form is being filed:

Name of registrant:	CP SHIPS LIMITED
Form type:	Schedule 14D-9F
File number (if known):	Not known
Filed by:	CP SHIPS LIMITED
Date filed (if filed concurrently, so indicate):	September 1, 2005, concurrently herewith
D.
The Filer is incorporated or organized under the laws of
New Brunswick, Canada

        and has its principal place of business at

2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom +44 1293 866 200
E.
The Filer designates and appoints CP Ships USA, LLC (the "Agent"), located at:

401 East Jackson Street Tampa, Florida 33602 (813) 276-4600

        as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

  (a)
  any investigation or administrative proceeding conducted by the Commission; and

  (b)
  any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered on Schedule 14D-9F on September 1, 2005, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date that the Filer has ceased reporting under the Securities Exchange Act of 1934.

  The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the Schedule 14D-9F in conjunction with which the amendment is being filed.

G.
The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Schedule 14D-9F, the securities to which the Schedule 14D-9F relates; and the transactions in such securities.

  The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, Country of United States of America, this 1st day of September, 2005.

Filer: CP SHIPS LIMITED

By:	/s/ J. P. LaCasse
Name: J.P. LaCasse Title: Senior Vice President

        This statement has been signed by the following person in the capacity indicated on September 1, 2005.

CP SHIPS USA, LLC as Agent for Service of Process for CP SHIPS LIMITED
By:	/s/ J. P. LaCasse
Name: J.P. LaCasse Title: Chairman, Chief Financial Officer, Secretary and Treasurer

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